Exhibit 99.1

Condensed Consolidated Interim Financial Statements
September 30, 2022 and 2021
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2022 and December 31, 2021
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents		$241,362	$481,327
Term deposits	15	65,000	—
Accounts receivable and other	5	70,567	68,745
Inventories	6	191,683	178,163
		568,612	728,235
Restricted cash		2,005	2,674
Deferred tax assets		15,900	—
Other assets		109,704	104,023
Property, plant and equipment		3,622,861	4,003,211
Goodwill		92,591	92,591
		$4,411,673	$4,930,734
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$148,795	$195,334
Current portion of lease liabilities		4,542	7,228
Current portion of asset retirement obligations		4,088	4,088
		157,425	206,650
Debt	7	497,315	489,763
Lease liabilities		12,521	14,895
Employee benefit plan obligations		9,941	8,942
Asset retirement obligations		112,256	131,367
Deferred income tax liabilities		461,797	439,195
		1,251,255	1,290,812
Equity
Share capital	11	3,241,189	3,225,326
Treasury stock		(20,454)	(10,289)
Contributed surplus		2,615,382	2,615,459
Accumulated other comprehensive loss		(45,999)	(20,905)
Deficit		(2,629,252)	(2,239,226)
Total equity attributable to shareholders of the Company		3,160,866	3,570,365
Attributable to non-controlling interests		(448)	69,557
		3,160,418	3,639,922
		$4,411,673	$4,930,734
Subsequent events (Note 4)

Approved on behalf of the Board of Directors

    (signed)    John Webster Director         (signed)    George Burns     Director

Date of approval: October 27, 2022

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Revenue
Metal sales	8	$217,698	$238,441	$625,817	$696,283

Cost of sales
Production costs		123,486	110,180	337,362	331,540
Depreciation and amortization		61,294	50,720	164,846	154,229
		184,780	160,900	502,208	485,769

Earnings from mine operations		32,918	77,541	123,609	210,514

Exploration and evaluation expenses		5,001	4,663	15,104	16,552
Mine standby costs	9	7,982	9,139	30,352	12,842
General and administrative expenses		6,771	7,676	23,796	27,543
Employee benefit plan expense		854	839	3,504	2,204
Share-based payments expense	12	2,842	1,716	6,840	5,419
Impairment of property, plant and equipment	4	29,297	—	394,723	—
Write-down (recovery) of assets		1,090	38	23,543	(392)
Foreign exchange loss (gain)		458	(605)	(8,677)	(6,827)
(Loss) earnings from operations		(21,377)	54,075	(365,576)	153,173

Other income	10	3,600	1,732	7,021	12,666
Finance costs	10	(9,293)	(41,019)	(35,202)	(66,851)
(Loss) earnings from continuing operations before income tax		(27,070)	14,788	(393,757)	98,988
Income tax expense		27,427	5,627	66,481	45,170
Net (loss) earnings from continuing operations		(54,497)	9,161	(460,238)	53,818
Net loss from discontinued operations, net of tax		—	(60,761)	—	(149,920)
Net loss for the period		$(54,497)	$(51,600)	$(460,238)	$(96,102)

Attributable to:
Shareholders of the Company		(50,486)	(52,220)	(390,026)	(96,018)
Non-controlling interests		(4,011)	620	(70,212)	(84)
Net loss for the period		$(54,497)	$(51,600)	$(460,238)	$(96,102)

(Loss) earnings attributable to shareholders of the Company
Continuing operations		(50,486)	8,541	(390,026)	53,902
Discontinued operations		—	(60,761)	—	(149,920)
		$(50,486)	$(52,220)	$(390,026)	$(96,018)

Weighted average number of shares outstanding (thousands)
Basic	11	183,783	182,447	183,313	179,556
Diluted	11	183,783	183,948	183,313	181,674

Net loss per share attributable to shareholders of the Company:
Basic loss per share		$(0.27)	$(0.29)	$(2.13)	$(0.53)
Diluted loss per share		$(0.27)	$(0.29)	$(2.13)	$(0.53)

Net (loss) earnings per share attributable to shareholders of the Company - Continuing operations:
Basic (loss) earnings per share		$(0.27)	$0.05	$(2.13)	$0.30
Diluted (loss) earnings per share		$(0.27)	$0.05	$(2.13)	$0.30
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Net loss for the period	$(54,497)	$(51,600)	$(460,238)	$(96,102)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities, net of tax	(15,279)	3,048	(23,544)	3,018
Actuarial losses on employee benefit plans, net of tax	(1,042)	(277)	(1,550)	(247)
Total other comprehensive (loss) income for the period	(16,321)	2,771	(25,094)	2,771
Total comprehensive loss for the period	$(70,818)	$(48,829)	$(485,332)	$(93,331)

Attributable to:
Shareholders of the Company	(66,807)	(49,449)	(415,120)	(93,247)
Non-controlling interests	(4,011)	620	(70,212)	(84)
	$(70,818)	$(48,829)	$(485,332)	$(93,331)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Cash flows generated from (used in):
Operating activities
Net (loss) earnings for the period from continuing operations		$(54,497)	$9,161	$(460,238)	$53,818
Adjustments for:
Depreciation and amortization		62,074	51,178	166,999	155,714
Finance costs		9,293	41,019	35,202	66,851
Interest income		(1,480)	(413)	(2,764)	(1,888)
Unrealized foreign exchange loss (gain)		3,785	(945)	19	(2,634)
Income tax expense		27,427	5,627	66,481	45,170
(Gain) loss on disposal of assets		(1,492)	(180)	(2,307)	46
Gain on disposal of mining licenses		—	—	—	(7,046)
Write-down (recovery) of assets		1,090	38	23,543	(392)
Share-based payments expense	12	2,842	1,716	6,840	5,419
Employee benefit plan expense		854	839	3,504	2,204
Impairment of property, plant and equipment	4	29,297	—	394,723	—
		79,193	108,040	232,002	317,262
Property reclamation payments		(1,282)	(515)	(2,075)	(1,622)
Employee benefit plan (payments) receipt		(315)	5,639	(2,988)	5,118
Income taxes paid		(24,038)	(12,561)	(76,605)	(64,574)
Interest received		1,480	413	2,764	1,888
Changes in non-cash working capital	13	(2,524)	4,094	(38,405)	(4,819)
Net cash generated from operating activities of continuing operations		52,514	105,110	114,693	253,253
Net cash generated from (used in) operating activities of discontinued operations		—	692	—	(4,048)

Investing activities
Purchase of property, plant and equipment		(73,980)	(64,441)	(209,159)	(200,035)
Acquisition of subsidiary, net of $4,311 cash received		—	—	—	(19,336)
Proceeds from the sale of property, plant and equipment		1,637	966	3,278	2,277
Proceeds from sale of mining licenses		—	—	—	5,000
Purchase of marketable securities and investment in debt securities		(20,163)	(27,060)	(20,163)	(27,060)
Value added taxes related to mineral property expenditures, net		(6,056)	(11,971)	(24,267)	(16,170)
(Increase) decrease in term deposits		(5,000)	1,000	(65,000)	59,034
Increase in restricted cash		—	(432)	—	(536)
Net cash used in investing activities of continuing operations		(103,562)	(101,938)	(315,311)	(196,826)
Net cash used in investing activities of discontinued operations		—	(911)	—	(2,348)

Financing activities
Issuance of common shares, net of issuance costs		84	240	13,743	14,374
Contributions from non-controlling interests		—	—	207	409
Proceeds from borrowings		—	500,000	—	500,000
Repayment of borrowings		—	(433,953)	—	(517,286)
Debt redemption premium paid		—	(21,400)	—	(21,400)
Interest paid		(16,226)	(7,634)	(33,945)	(23,117)
Loan financing costs		—	(7,535)	—	(7,535)
Principal portion of lease liabilities		(1,406)	(2,802)	(5,383)	(7,813)
Purchase of treasury stock		—	—	(13,969)	—
Net cash (used in) generated from financing activities of continuing operations		(17,548)	26,916	(39,347)	(62,368)
Net cash used in financing activities of discontinued operations		—	(12)	—	(36)

Net (decrease) increase in cash and cash equivalents		(68,596)	29,857	(239,965)	(12,373)
Cash and cash equivalents - beginning of period		309,958	409,732	481,327	451,962
Cash in disposal group held for sale		—	(273)	—	(273)
Cash and cash equivalents - end of period		$241,362	$439,316	$241,362	$439,316
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Share capital
Balance beginning of period		$3,240,952	$3,224,830	$3,225,326	$3,144,644
Shares issued upon exercise of share options		174	219	4,117	1,617
Shares issued upon exercise of performance share units (PSU's)		—	30	2,256	1,202
Transfer of contributed surplus on exercise of options		73	87	1,665	635
Shares issued on acquisition of subsidiary		—	—	—	65,647
Shares issued upon exercise of warrants		—	—	213	—
Shares issued to the public, net of share issuance costs		(10)	7	7,612	11,428
Balance end of period	11	$3,241,189	$3,225,173	$3,241,189	$3,225,173

Treasury stock
Balance beginning of period		$(20,454)	$(10,295)	$(10,289)	$(11,452)
Purchase of treasury stock		—	—	(13,969)	—
Shares redeemed upon exercise of restricted share units (RSU's)		—	6	3,804	1,163
Balance end of period		$(20,454)	$(10,289)	$(20,454)	$(10,289)

Contributed surplus
Balance beginning of period		$2,612,463	$2,639,288	$2,615,459	$2,638,008
Share-based payment arrangements		2,992	2,422	7,648	6,579
Shares redeemed upon exercise of restricted share units		—	(6)	(3,804)	(1,163)
Shares redeemed upon exercise of performance share units		—	(30)	(2,256)	(1,202)
Transfer to share capital on exercise of options		(73)	(87)	(1,665)	(635)
Balance end of period		$2,615,382	$2,641,587	$2,615,382	$2,641,587

Accumulated other comprehensive loss
Balance beginning of period		$(29,678)	$(30,297)	$(20,905)	$(30,297)
Other comprehensive (loss) income for the period attributable to shareholders of the Company		(16,321)	2,771	(25,094)	2,771
Balance end of period		$(45,999)	$(27,526)	$(45,999)	$(27,526)

Deficit
Balance beginning of period		$(2,578,766)	$(2,147,004)	$(2,239,226)	$(2,103,206)
Loss attributable to shareholders of the Company		(50,486)	(52,220)	(390,026)	(96,018)
Balance end of period		$(2,629,252)	$(2,199,224)	$(2,629,252)	$(2,199,224)
Total equity attributable to shareholders of the Company		$3,160,866	$3,629,721	$3,160,866	$3,629,721

Non-controlling interests
Balance beginning of period		$3,563	$40,578	$69,557	$40,873
(Loss) earnings attributable to non-controlling interests		(4,011)	620	(70,212)	(84)
Contributions from non-controlling interests		—	—	207	409
Balance end of period		$(448)	$41,198	$(448)	$41,198
Total equity		$3,160,418	$3,670,919	$3,160,418	$3,670,919
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, Greece, and Romania.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2021.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 27, 2022.
(b)Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2021.

3. Significant accounting policies
Adoption of new accounting standards
A number of amendments to standards were effective for annual periods beginning on or after January 1, 2022, including amendments to IAS 16, IAS 37 and IFRS 3. There was no material impact on the Company's financial statements from the adoption of these amendments.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
4. Impairment of Certej Project
On October 26, 2022, the Company entered into a share purchase agreement to sell the Certej project, a non-core gold asset in the Romania segment. The sale is subject to certain closing conditions, including required regulatory approvals, and is expected to close in late 2022 or early 2023.
Consideration is expected to include:
•$18,000 cash upon closing of the transaction;
•Deferred consideration of $12,000 in cash, with $5,000 and $7,000 payable 24 months and 36 months, respectively, following the receipt of the building permit ("Deferred Consideration"); and
•The Company will retain a 1.5% net smelter return ("NSR") royalty on the project.
In March 2022, the Company recorded impairment of $365,426 ($345,386 net of deferred tax) on the Certej project to recognize the mineral properties and capitalized evaluation at their estimated fair value, based on a plan to sell the asset. The non-recurring fair value measurement of $52,000 was categorized as a Level 3 fair value based on the expected consideration of a sale, less estimated costs of disposal. At September 30, 2022, the fair value of the disposal group was reduced to $17,000, which reflects the cash consideration, less estimated costs of disposal. An impairment of $29,297 was recognized as a result of the agreement which was indicative of a reduction in fair value and changes in working capital.

5. Accounts receivable and other

	September 30, 2022	December 31, 2021

Trade receivables	$26,760	$23,020
Value added tax and other taxes recoverable	13,610	17,782
Other receivables and advances	11,316	9,946
Prepaid expenses and deposits	18,742	17,834
Investment in marketable securities	139	163
	$70,567	$68,745

6. Inventories

	September 30, 2022	December 31, 2021

Ore stockpiles	$8,668	$10,097
In-process inventory and finished goods	63,805	63,513
Materials and supplies	119,210	104,553
	$191,683	$178,163

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
7. Debt

	September 30, 2022	December 31, 2021

Senior notes due 2029, net of unamortized transaction fees of $6,258 (2021 - $6,783) and initial redemption option of $4,291	$498,033	$497,868
Redemption option derivative asset	(718)	(8,105)
	$497,315	$489,763

On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022.
The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The senior notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The decreases in fair value in the three and nine months ended September 30, 2022, respectively, are $10 and $7,387, which are recognized in finance costs.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at September 30, 2022.
The fair market value of the senior notes as at September 30, 2022 is $379,350.
In September 2022, the $250 million amended and restated fourth senior secured credit facility (“Fourth ARCA”) was amended to, replace LIBOR with a benchmark rate based on the Secured Overnight Financing Rate (“SOFR”); permit the revolving credit facility to be used to provide a bank-issued letter of credit in favour of the Greek banks under the Mandate Letter in respect of the expected development and construction of the Skouries project in Northern Greece (the "Project Letter of Credit"); and introduce Euro availability for the Project Letter of Credit.

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
8. Revenue
For the three months ended September 30, 2022, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$65,073	$72,773	$—	$137,846
Gold revenue - concentrate	34,972	—	24,545	59,517
Silver revenue - doré	636	320	—	956
Silver revenue - concentrate	586	—	3,997	4,583
Lead concentrate	—	—	4,147	4,147
Zinc concentrate	—	—	15,023	15,023
Revenue from contracts with customers	$101,267	$73,093	$47,712	$222,072
Loss on revaluation of derivatives in trade receivables - gold	(1,261)	—	(1,052)	(2,313)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(2,061)	(2,061)
	$100,006	$73,093	$44,599	$217,698

For the three months ended September 30, 2021, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$91,600	$66,449	$—	$158,049
Gold revenue - concentrate	41,987	—	21,993	63,980
Silver revenue - doré	887	334	—	1,221
Silver revenue - concentrate	839	—	5,845	6,684
Lead concentrate	—	—	7,078	7,078
Zinc concentrate	—	—	2,355	2,355
Revenue from contracts with customers	$135,313	$66,783	$37,271	$239,367
(Loss) gain on revaluation of derivatives in trade receivables - gold	(961)	—	408	(553)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(373)	(373)
	$134,352	$66,783	$37,306	$238,441
(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
8. Revenue (continued)
For the nine months ended September 30, 2022, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$171,214	$221,949	$—	$393,163
Gold revenue - concentrate	116,907	—	59,474	176,381
Silver revenue - doré	2,112	1,036	—	3,148
Silver revenue - concentrate	2,301	—	17,047	19,348
Lead concentrate	—	—	13,871	13,871
Zinc concentrate	—	—	25,668	25,668
Revenue from contracts with customers	$292,534	$222,985	$116,060	$631,579
Loss on revaluation of derivatives in trade receivables - gold	(2,225)	—	(2,303)	(4,528)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(1,234)	(1,234)
	$290,309	$222,985	$112,523	$625,817

For the nine months ended September 30, 2021, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$256,496	$181,156	$—	$437,652
Gold revenue - concentrate	123,836	—	64,814	188,650
Silver revenue - doré	2,445	1,120	—	3,565
Silver revenue - concentrate	3,274	—	20,082	23,356
Lead concentrate	—	—	20,748	20,748
Zinc concentrate	—	—	23,529	23,529
Revenue from contracts with customers	$386,051	$182,276	$129,173	$697,500
(Loss) gain on revaluation of derivatives in trade receivables - gold	(411)	—	713	302
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(1,519)	(1,519)
	$385,640	$182,276	$128,367	$696,283

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

9. Mine standby costs

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Stratoni	$4,841	$7,168	$21,676	$7,168
Skouries	2,248	1,387	6,292	4,082
Other mine standby costs	893	584	2,384	1,592
	$7,982	$9,139	$30,352	$12,842

10. Other income and finance costs

	Three months ended September 30,		Nine months ended September 30,
(a) Other income	2022	2021	2022	2021

Gain (loss) on disposal of assets	$1,492	$180	$2,307	$(46)
Gain on disposal of mining licenses	—	—	—	7,046
Interest and other income	2,108	1,552	4,714	5,666
	$3,600	$1,732	$7,021	$12,666

	Three months ended September 30,		Nine months ended September 30,
(b) Finance costs	2022	2021	2022	2021

Interest cost on senior notes due 2029	$7,869	$3,143	$23,516	$3,143
Interest cost on senior secured notes due 2024	—	4,625	—	17,015
Interest cost on term loan	—	569	—	2,456
Other interest and financing costs	496	916	1,465	3,893
Senior secured notes redemption premium	—	21,400	—	21,400
Amortization of discount and transaction costs of senior notes and TARCA due to early redemption	—	9,701	—	9,701
Loss (gain) on redemption option derivative (Note 7)	10	(180)	7,387	6,677
Interest expense on lease liabilities	358	494	1,153	1,504
Asset retirement obligation accretion	560	351	1,681	1,062
	$9,293	$41,019	$35,202	$66,851

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
11. Share capital and (loss) earnings per share
(a) Share capital

	2022		2021
Voting common shares	Number of Shares	Total	Number of Shares	Total

Balance at January 1,	182,673,118	$3,225,326	174,931,381	$3,144,644
Shares issued upon exercise of share options	815,312	4,117	313,671	1,617
Shares issued on redemption of performance share units	528,166	2,256	514,010	1,202
Estimated fair value of share options exercised transferred from contributed surplus	—	1,665	—	635
Shares issued on acquisition of QMX	—	—	5,788,187	65,647
Shares issued upon exercise of warrants	19,037	213	—	—
Flow-through and other shares issued, net of issuance costs and premium	694,500	7,612	1,100,000	11,428
Balance at September 30,	184,730,133	$3,241,189	182,647,249	$3,225,173

On March 14, 2022, the Company completed a private placement of 442,700 common shares at a price of CDN $18.07 per share for proceeds of CDN $8,000 ($6,378), which will be used to fund continued exploration. On the same date, the Company also completed a private placement of 251,800 common shares at a price of CDN $15.88 per share for proceeds of CDN $4,000 ($3,189), which will be used to fund the Triangle deposit ramp development. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $4.19 and CDN $2.00 per share, respectively, to the closing market price of the Company’s common shares at the date of issue. The premium of $1,880 was recognized in accounts payable and accrued liabilities and will be recognized in other income once required expenditures are incurred and related tax benefits are renounced.
In March 2022, the warrant holders of Eldorado Gold (Quebec) Inc. (formerly QMX Gold Corporation) exercised 1,250,000 warrants that were issued and outstanding prior to the closing of the arrangement between the Company and QMX Gold Corporation on April 7, 2021, which resulted in the Company issuing 19,037 common shares in April 2022 in relation to this exercise. The remaining 500,000 warrants outstanding of Eldorado Gold (Quebec) Inc. expired during the first quarter of 2022.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
11. Share capital and (loss) earnings per share (continued)
(b) (Loss) earnings per share
The weighted average number of common shares for the purposes of diluted (loss) earnings per share reconciles to the weighted average number of common shares used in the calculation of basic (loss) earnings per share as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Weighted average number of common shares used in the calculation of basic (loss) earnings per share	183,783,392	182,446,967	183,312,983	179,555,500
Dilutive impact of share options	—	899,910	—	1,141,278
Dilutive impact of restricted share units and restricted share units with performance criteria	—	159,336	—	288,667
Dilutive impact of performance share units	—	441,474	—	688,388
Weighted average number of common shares used in the calculation of diluted (loss) earnings per share	183,783,392	183,947,687	183,312,983	181,673,833

As at September 30, 2022, 2,800,673 options (September 30, 2021 – 2,449,043) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.
For the three months ended September 30, 2022, 266,526 share options (three months ended September 30, 2021 – 899,910), 176,683 RSU's and RSU's with performance criteria (three months ended September 30, 2021 – 159,336), and no PSU's (three months ended September 30, 2021 – 441,474) were anti-dilutive. For the nine months ended September 30, 2022, 578,655 share options (nine months ended September 30, 2021 – 1,141,278 share options), 286,680 RSU's and RSU's with performance criteria (nine months ended September 30, 2021 – 288,667), and 49,809 PSU's (nine months ended September 30, 2021 – 688,388) were anti-dilutive.

12. Share-based payment arrangements
Share-based payments expense consists of:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Share options	$1,145	$808	$3,272	$2,203
Restricted shares with no performance criteria	425	372	1,194	974
Restricted shares with performance criteria	842	1,040	1,701	2,710
Performance shares	580	204	1,480	693
Deferred units	(150)	(708)	(807)	(1,161)
	$2,842	$1,716	$6,840	$5,419

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Supplementary cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Changes in non-cash working capital:
Accounts receivable and other	$6,043	$(5,471)	$7,576	$(540)
Inventories	4,145	(349)	(17,371)	(7,272)
Accounts payable and accrued liabilities	(12,712)	9,914	(28,610)	2,993
	$(2,524)	$4,094	$(38,405)	$(4,819)

14. Commitments and Contractual Obligations
Significant changes to the Company's commitments and contractual obligations as at September 30, 2022 compared to December 31, 2021 include:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 years	Total

Purchase obligations and other commitments	$28,715	$7,086	$2,155	$—	$—	$—	$37,956

Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag and Skouries.

15. Fair value measurements
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
15. Fair value measurements (continued)
Assets measured at fair value as at September 30, 2022 include marketable securities of $50,933 (December 31, 2021 – $53,352), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, and investments in debt securities of $6,543 (December 31, 2021 – $6,660), comprised of publicly-traded debt securities classified as fair value through other comprehensive income. At September 30, 2022, assets measured at fair value also include settlement receivables of $26,694 (December 31, 2021 – $28,523) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss and a derivative asset of $718 (December 31, 2021 – $8,105), related to the redemption options associated with the senior notes classified as fair value through profit and loss, and Turkish Lira deposits, included in term deposits, of $65,000 (December 31, 2021 – nil), which are protected from the weakening of the Turkish Lira against the U.S. dollar and measured at fair value through profit and loss. In September 2022 the Company entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. These derivatives set a band within which the Company expects to be able to protect against currency movements, either above or below specific strike prices. Based on the observable forward foreign exchange rates being within the strike price bands, the zero-cost collars are valued at nil as at September 30, 2022 (December 31, 2021 – nil). Changes in the fair value of settlement receivables are recorded in revenue, changes in the fair value of the redemption option derivative asset and the currency derivative instruments are recorded in finance costs and there were no changes in the fair value of the Turkish Lira deposits in the nine months ended September 30, 2022. Valuation of the contingent consideration on the May 2020 acquisition of interest in Hellas Gold is measured at fair value, with any changes in fair value recorded in profit or loss. No other liabilities are measured at fair value on a recurring basis as at September 30, 2022.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company’s marketable securities and investments in debt securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset, the Turkish Lira deposits, the fair market value of the Company’s senior notes (Note 7), and the currency derivative instruments. The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company’s redemption option derivative asset is based on models using observable interest rate inputs; the fair value of the Turkish Lira deposits is based on an observable foreign exchange rate; and the fair value of the Company’s senior notes is based on observable prices in inactive markets. The fair value of the currency derivative instruments is based on observable forward foreign exchange rates. The fair value measurement of contingent consideration related to the acquisition of the minority interest in Hellas Gold is categorized as a Level 3 fair value. For all other financial instruments, carrying amounts approximate fair value.

(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

16. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at September 30, 2022 are outlined below.
Credit risk
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments. At September 30, 2022, the Turkish Lira deposits equivalent to $65,000 of U.S. dollars are held in a banking institution operating in Turkiye with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. This, combined with recent downgrades in Turkiye’s sovereign credit rating, expose the Company to greater credit risk.
Foreign Exchange Risk
The Company operates principally in Turkiye, Canada, Greece, and Romania, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.
In September 2022 the Company entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. These derivatives set a band within which the Company expects to be able to protect against currency movements, either above or below specific strike prices.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

17. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2022, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kisladag and the Efemcukuru mines and exploration activities in Turkiye. The Canada reporting segment includes the Lamaque Triangle mine and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in the Turkiye reporting segment share similar economic characteristics and have been aggregated accordingly.

As at and for the three months ended September 30, 2022	Turkiye	Canada	Greece	Romania	Other	Total

Earnings and loss information
Revenue	$100,006	$73,093	$44,599	$—	$—	$217,698
Production costs	50,385	28,835	44,266	—	—	123,486
Depreciation and amortization	27,677	16,752	16,865	—	—	61,294
Earnings (loss) from mine operations	$21,944	$27,506	$(16,532)	$—	$—	$32,918

Other significant items of income and expense
Impairment (Note 4)	$—	$—	$—	$29,297	$—	$29,297
Write-down of assets	355	—	54	—	681	1,090
Exploration and evaluation expenses	1,000	2,551	159	552	739	5,001
Mine standby costs	—	—	7,965	17	—	7,982
Income tax expense	12,737	3,277	11,413	—	—	27,427

Capital expenditure information
Additions to property, plant and equipment during the period*	$29,995	$22,160	$19,918	$—	$1,031	$73,104
* Presented on an accrual basis; excludes asset retirement adjustments.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

17. Segment information (continued)

As at and for the three months ended September 30, 2021	Turkiye	Canada	Greece	Romania	Brazil**	Other	Total

Earnings and loss information
Revenue	$134,352	$66,783	$37,306	$—	$—	$—	$238,441
Production costs	55,465	25,298	29,417	—	—	—	110,180
Depreciation and amortization	25,781	15,127	9,812	—	—	—	50,720
Earnings (loss) from mine operations	$53,106	$26,358	$(1,923)	$—	$—	$—	$77,541

Other significant items of income and expense
Write-down of assets	$38	$—	$—	$—	$—	$—	$38
Exploration and evaluation expenses	967	2,262	121	858	—	455	4,663
Mine standby costs	—	—	9,119	20	—	—	9,139
Income tax (recovery) expense	(670)	7,492	(1,857)	662	—	—	5,627
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	—	(60,761)	—	(60,761)

Capital expenditure information
Additions to property, plant and equipment during the period*	$33,216	$25,531	$15,290	$—	$—	$3,188	$77,225
* Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.
** The Brazil reporting segment included the Tocantinzinho project and exploration activities up until the sale of Tocantinzinho in October 2021.

(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

17. Segment information (continued)

As at and for the nine months ended September 30, 2022	Turkiye	Canada	Greece	Romania	Other	Total

Earnings and loss information
Revenue	$290,309	$222,985	$112,523	$—	$—	$625,817
Production costs	143,107	87,487	106,768	—	—	337,362
Depreciation and amortization	74,455	51,765	38,626	—	—	164,846
Earnings (loss) from mine operations	$72,747	$83,733	$(32,871)	$—	$—	$123,609

Other significant items of income and expense
Impairment (Note 4)	$—	$—	$—	$394,723	$—	$394,723
Write-down (recovery) of assets	24,361	—	(1,499)	—	681	23,543
Exploration and evaluation expenses	2,438	8,114	540	2,282	1,730	15,104
Mine standby costs	—	—	30,298	54	—	30,352
Income tax expense (recovery)	49,787	22,214	30,419	(20,039)	(15,900)	66,481

Capital expenditure information
Additions to property, plant and equipment during the period*	$96,800	$59,882	$54,573	$33	$9,670	$220,958

Information about assets and liabilities
Property, plant and equipment	$837,064	$712,204	$2,029,784	$28,337	$15,472	$3,622,861
Goodwill	—	92,591	—	—	—	92,591

Debt	$—	$—	$—	$—	$497,315	$497,315
* Presented on an accrual basis; excludes asset retirement adjustments.
(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

17. Segment information (continued)

As at and for the nine months ended September 30, 2021	Turkiye	Canada	Greece	Romania	Brazil**	Other	Total

Earnings and loss information
Revenue	$385,640	$182,276	$128,367	$—	$—	$—	$696,283
Production costs	142,880	72,321	116,339	—	—	—	331,540
Depreciation and amortization	70,399	46,406	37,424	—	—	—	154,229
Earnings (loss) from mine operations	$172,361	$63,549	$(25,396)	$—	$—	$—	$210,514

Other significant items of income and expense
Recovery of assets	$(392)	$—	$—	$—	$—	$—	$(392)
Exploration and evaluation expenses	6,888	4,922	419	2,781	—	1,542	16,552
Mine standby costs	—	—	12,782	60		—	12,842
Income tax expense (recovery)	42,074	20,190	(18,311)	1,217	—	—	45,170
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	—	(149,920)	—	(149,920)

Capital expenditure information
Additions to property, plant and equipment during the period*	$103,207	$64,785	$39,626	$—	$—	$5,092	$212,710
* Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.
** The Brazil reporting segment included the Tocantinzinho project and exploration activities up until the sale of Tocantinzinho in October 2021.

For the year ended December 31, 2021	Turkiye	Canada	Greece	Romania	Brazil	Other	Total

Information about assets and liabilities
Property, plant and equipment	$841,000	$704,663	$2,018,440	$423,503	$—	$15,605	$4,003,211
Goodwill	—	92,591	—	—	—	—	92,591

Debt	$—	$—	$—	$—	$—	$489,763	$489,763

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